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CUSIP No. 64121N 10 9                 13D                      Page 1 of 8 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (Amendment No. 5)(1)

                       Network-1 Security Solutions, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   64121N 10 9
                                   -----------
                                 (CUSIP Number)

                               SAM SCHWARTZ, ESQ.
                  EISEMAN LEVINE LEHRHAUPT & KAKOYIANNIS, P.C.
                                845 Third Avenue
                            New York, New York 10022

                                 (212) 752-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2005
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE THE NOTES).

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CUSIP No. 64121N 10 9                 13D                      Page 2 of 8 Pages
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================================================================================
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Corey M. Horowitz
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ ]
                                                                          (b)[ ]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF, AF, OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   [ ]
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF
                       8,465,934 (1)
    SHARES      ----- ----------------------------------------------------------
                  8   SHARED VOTING POWER
 BENEFICIALLY
                      126,011 (2)
   OWNED BY     ----- ----------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
    EACH
                      8,465,934 (1)
  REPORTING     ----- ----------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
 PERSON WITH
                      126,011 (2)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,591,945 (1)(2)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.6%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 64121N 10 9                 13D                      Page 3 of 8 Pages
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(1)  Includes (a)(i) 475,053 shares of Common Stock, (ii) 85,220 shares of
     Common Stock issuable upon exercise of warrants and (iii) 3,737,861 shares of Common Stock issuable upon exercise of options, all of which are held by Mr. Horowitz and (b)(i) 2,867,800 shares of Common Stock, (ii) 550,000 shares of Common Stock issuable upon exercise of warrants and (iii) 750,000 shares of Common Stock issuable upon exercise of options, all of which are held by CMH Capital Management Corp.

(2) Includes (a) 78,720 shares of Common Stock held by Donna Slavitt, Mr. Horowitz's spouse (b) 45,000 shares of Common Stock held by two trusts (the "Trusts") and a custodian account for the benefit of Mr. Horowitz's three children and (c) 2,291 shares of Common Stock held by Horowitz Partners, a general partnership of which Mr. Horowitz is a partner. Mr. Horowitz disclaims beneficial ownership of the shares held by the Trusts and Horowitz Partners except to the extent of his pecuniary interest therein.

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CUSIP No. 64121N 10 9                 13D                      Page 4 of 8 Pages
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================================================================================
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CMH Capital Management Corp.
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ ]
                                                                          (b)[ ]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   [ ]
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF
                       0
    SHARES      ----- ----------------------------------------------------------
                  8   SHARED VOTING POWER
 BENEFICIALLY
                      4,167,800 (1)
   OWNED BY     ----- ----------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
    EACH
                      0
  REPORTING     ----- ----------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
 PERSON WITH
                      4,167,800 (1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,167,800 (1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.9%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 2,867,800 shares of Common Stock, (ii) 550,000 shares of Common Stock issuable upon exercise of warrants and (iii) 750,000 shares of Common Stock issuable upon exercise of options.

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CUSIP No. 64121N 10 9                 13D                      Page 5 of 8 Pages
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     The following constitutes Amendment No.5 ("Amendment No.5") to the Schedule
13D filed by the undersigned. This Amendment No.5 amends the Schedule 13D as specifically set forth.

     Item 5(a) is hereby amended and restated to read as follows:

     (a) The following list sets forth the aggregate number and percentage (based on 17,697,572 Shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2005) of Shares beneficially owned by each Reporting Person, as of June 13, 2005:

                                                            Percentage of Shares
                                 Shares of Common Stock       of Common Stock
Name                               Beneficially Owned        Beneficially Owned
----                               ------------------        ------------------

Corey M. Horowitz                    8,591,945 (1)                  37.6%

CMH Capital Management Corp.         4,167,800 (2)                  21.9%

(1) Includes (a)(i) 475,053 Shares, (ii) 85,220 Shares issuable upon exercise of Warrants and (iii) 3,737,861 Shares issuable upon exercise of options, all of which are held by Mr. Horowitz, (b)(i) 2,867,800 Shares, (ii) 550,000 Shares issuable upon exercise of warrants and (iii) 750,000 Shares issuable upon exercise of options, all of which are held by CMH Capital Management Corp. ("CMH"), (d) 78,720 Shares held by Donna Slavitt, Mr. Horowtiz's wife (c) 45,000 shares of Common Stock held by two trusts (the "Trusts") and a custodian account for the benefit of Mr. Horowitz's three children and (d) 2,291 Shares held by Horowitz Partners. Mr. Horowitz disclaims beneficial ownership of the Shares held by the Trusts and Horowitz Partners, except to the extent of his pecuniary interest therein.

(2) Includes (i) 2,867,800 Shares, (ii) 550,000 Shares issuable upon exercise of warrants and (iii) 750,000 Shares issuable upon exercise of options.

     Item 5(b) is hereby amended and restated to read as follows:

     (b) Mr. Horowitz has sole power to vote and dispose of 8,465,934 Shares (consisting of the 4,298,134 Shares beneficially owned by him, constituting approximately 20.0% of the Shares outstanding and, by virtue of his position as sole stockholder, officer and director of CMH, of the 4,167,800 Shares beneficially owned by CMH, constituting approximately 21.9% of the Shares outstanding), constituting approximately 37.1% of the Shares outstanding.

     By virtue of being her spouse, Mr. Horowitz may be deemed to have shared power to vote and dispose of the 78,720 Shares beneficially owned by Donna Slavitt, constituting less than 1% of the Shares outstanding. Ms. Slavitt resides at 1085 Park Avenue, New York, New York 10128. She is the president of World Packaging Corp., a manufacturer and distributor of promotional and licensed products. Ms. Slavitt has not, in the last five years,

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CUSIP No. 64121N 10 9                 13D                      Page 6 of 8 Pages
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been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). Ms. Slavitt is a citizen of the United States of America.

     By virtue of the Trusts and custodian account for his three children, Mr. Horowitz may be deemed to have shared power to vote and dispose of the 45,000 shares beneficially owned by the Trusts and the custodian account, constituting less than 1% of the shares outstanding. Gary Horowitz, the brother of Corey M. Horowitz, is trustee of the Trusts. Gary Horowitz resides at 41 Lowell Drive, Stow, Massachusetts 01775 and his principal occupation is a Clinical Pathologist. In the last five years, Gary Horowitz has not been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). Mr. Horowitz is a citizen of the United States of America.

     By virtue of his position as a partner of Horowitz Partners ("HP"), Mr. Horowitz may be deemed to have shared power to vote and dispose of the 2,291 Shares beneficially owned by HP, constituting less than 1% of the Shares outstanding. HP is a general partnership with an address at 445 Park Avenue, Suite 1028, New York, New York 10022. HP's principal business is investments and it has not, in the last five years, been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). The other partners of HP are Mr. Horowitz's mother, Syd Horowitz, his brother, Gary Horowitz and his sister, Cindy Horowitz (the "Partners"). Syd Horowitz resides at 56 Field Lane, Roslyn Heights, New York 11577 and is retired. Gary Horowitz resides at 41 Lowell Drive, Stow, Massachusetts 01775 and his principal occupation is a clinical pathologist. Cindy Horowitz resides at 173 West 78th Street, New York, New York 10024 and her principal occupation is an elementary school teacher. None of the Partners have, in the last five years, been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). The Partners are all citizens of the United States of America.

     CMH has shared power to vote and dispose of 4,167,800 Shares, constituting approximately 21.9% of the Shares outstanding.

     Item 5(c) is hereby amended to add the following:

     On May 12, 2005, the Issuer issued a seven year stock option to Mr. Horowitz to purchase 1,195,361 Shares at an exercise price of $1.18 per share, which option amended the stock option agreement dated March 16, 2005 (the "Amended Option"). The Amended Option is immediately exercisable. The Amended Option was issued to Mr. Horowitz pursuant to Section 6(b) of his Employment Agreement, dated November 26, 2004 with the Issuer (the "Employment Agreement"), which provides that at anytime during the period ended December 31, 2005, in the event that the Issuer completes a financing (either a single transaction or series of transactions) consisting of the issuance of common stock or any other securities convertible or exercisable into common stock, Mr. Horowitz shall receive, from the Issuer, at the same price as the securities issued in the financing, such number of additional options to purchase common stock so that he maintains the same derivative ownership percentage of Issuer (22.22%) as he beneficially owned prior to such offering.

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CUSIP No. 64121N 10 9                 13D                      Page 7 of 8 Pages
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     On December 21, 2004 and January 13, 2005, the Issuer completed a private offering of its securities consisting of an aggregate of 2,685,000 shares and warrants to purchase up to 2,013,750 shares of common stock (plus a warrant to purchase 50,000 shares of common stock issued to a finder) (the "Offering"). Accordingly, based upon the Offering and the anti-dilution provisions of the Employment Agreement, Mr. Horowitz was issued the Amended Option.


     Item 7 is hereby amended to add the following:


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     5. Amended Option Agreement, dated May 12, 2005, between the Issuer and Corey M. Horowitz.



                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 14, 2005


                                        /s/ Corey M. Horowitz
                                        --------------------------------
                                        Corey M. Horowitz


                                        CMH CAPITAL MANAGEMENT CORP.


                                        By: /s/ Corey M. Horowitz
                                            ----------------------------

                                        Name: Corey M. Horowitz
                                        Title: President

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CUSIP No. 64121N 10 9                 13D                      Page 8 of 8 Pages
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                             EXHIBIT INDEX
                             -------------

Document                                                                  Page
--------                                                                  ----

   1.          Securities Purchase Agreement by and between CMH
               Capital Management Corp. and FalconStor Software,
               Inc., dated November 18, 2003 (previously filed).           --

   2.          Joint Filing Agreement by and between Corey M.
               Horowitz and CMH Capital Management Corp., dated
               November 26, 2003 (previously filed).                       --

   3.          Offer Letter, dated December 22, 2003, by and between
               the Issuer and Corey M. Horowitz, including Incentive
               Stock Option, dated December 22, 2003, by and between
               the Issuer and Corey M. Horowitz, Non-Qualified Stock
               Option, dated December 22, 2003, by and between the
               Issuer and Corey M. Horowitz and Issuer
               Capitalization (previously filed).                          --

   4.          Exchange Agreement between the Issuer and its
               Preferred Stockholders, dated April 13, 2004
               (previously filed).                                         --

   5.          Employment Agreement between the Issuer and Corey M.
               Horowitz, dated November 26, 2004.                          --

   6.          Option Agreement, dated March 16, 2005, between the
               Issuer and Corey M. Horowitz.                               --

   7.          Amended Option Agreement, dated May 12, 2005, between
               the Issuer and Corey M. Horowitz.                          47-58